Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-252961

BLACKROCK TAXABLE MUNICIPAL BOND TRUST

Supplement dated October 4, 2023 to the Prospectus, dated February 10, 2021,

and the Prospectus Supplements dated July 18, 2022, September 29, 2022 and March 2, 2023

This supplement amends certain information in the Prospectus, dated February 10, 2021, as supplemented on July 18, 2022, September 29, 2022 and March 2, 2023, of BlackRock Taxable Municipal Bond Trust (the “Trust”). Unless otherwise indicated, all information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

The following changes are made to the Trust’s Prospectus:

The section of the Prospectus entitled “Management of the Trust — Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Trust’s portfolio are as follows:

Peter Hayes, Managing Director of BlackRock, Inc., is Chief Investment Officer and Head of the Municipal Bond Group within the Portfolio Management Group (“PMG”) as well as Global Head of the Financial Institutions Group Investments Business. He is a member of the PMG Executive Committee and BlackRock’s Global Operating Committee. He also leads the Municipal Management Committee responsible for Portfolio Management, Credit Research, Trading and Strategy. Mr. Hayes’ service with BlackRock, Inc. dates back to 1987, including his years with Merrill Lynch Investment Managers (“MLIM”), which merged with BlackRock in 2006. At MLIM, he was head of the short term tax-exempt trading desk, and managed the CMA Tax-Exempt Fund and other short term municipal bond portfolios. Prior to joining MLIM, Mr. Hayes was a trader for Shawmut Bank. Mr. Hayes earned a BA degree in economics from the College of the Holy Cross. During the first quarter of 2024, Mr. Hayes will retire from BlackRock, Inc., and will no longer serve as a portfolio manager of the Trust.

Walter O’Connor, CFA, Managing Director of BlackRock, Inc., is Co-Head of the Municipal Funds team within the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. He is also a member of the Municipal Management Committee, which oversees all municipal bond portfolio management, research and trading activities. Mr. O’Connor’s service with BlackRock, Inc. dates back to 1991, including his years with MLIM. At MLIM, he was a portfolio manager for municipal bond retail mutual funds. Prior to joining MLIM, Mr. O’Connor was with Prudential Securities, where he was involved in trading, underwriting, and arbitrage for municipal securities and financial futures. Mr. O’Connor earned a BA degree in finance and philosophy from the University of Notre Dame in 1984.

Kevin Maloney, CFA, Director of BlackRock, Inc., is Co-Head of the Municipal Funds team and a portfolio manager within the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. He is also a member of the Municipal Management Committee, which oversees all municipal bond portfolio management, research and trading activities. Mr. Maloney began his career at BlackRock in 2011 as an analyst on the Municipal Credit Research Team. Mr. Maloney earned a BS degree in finance from Drexel University in 2011.

Phillip Soccio, CFA, Director of BlackRock, Inc., is a portfolio manager for the Municipal Fixed Income business in BlackRock’s Portfolio Management Group. Prior to assuming his current role in 2007, Mr. Soccio was a member of BlackRock’s Cash Management Group, where he was responsible for managing various tax-exempt money market funds. From 1998 to 2000, he was a member of BlackRock’s Account Management Group responsible for institutional client service and marketing support. Mr. Soccio began his career at BlackRock in 1998. Mr. Soccio earned a BS degree in finance from Wilmington University.

Michael A. Kalinoski, CFA, Director of BlackRock, Inc., is a portfolio manager on the Municipal Mutual Fund Desk within BlackRock’s Municipal Fixed Income business within PMG. Mr. Kalinoski’s service with BlackRock, Inc. dates back to 1999, including his years with MLIM. At MLIM, he was a member of the tax-exempt fixed income team responsible for managing a number of national and state funds. Prior to joining MLIM in 1999, Mr. Kalinoski was a municipal trader with Strong Capital Management. Mr. Kalinoski earned a BS degree in accounting from Marquette University in 1992.

Christian Romaglino, CFA, Director of BlackRock, Inc., is a portfolio manager for the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. Prior to joining BlackRock, Inc. in 2017, Mr. Romaglino was a portfolio manager at Brown Brothers Harriman focusing on a diverse set of institutional mandates and high net worth separately managed accounts. Mr. Romaglino also held various trading and portfolio construction positions at Brown Brothers Harriman across several taxable fixed income sectors prior to 2010 when he transitioned to Municipals. Mr. Romaglino earned a BS degree in Industrial Engineering from Lehigh University.

Kristi Manidis, Director of BlackRock, Inc., is a portfolio manager for the Municipal Fixed Income business in BlackRock’s Portfolio Management Group. Prior to moving to her current role in 2009, Ms. Manidis was a trader and portfolio manager on various high net worth equity and balanced separately managed accounts. Previously, she was responsible for institutional client service and marketing. Ms. Manidis began her career at BlackRock in 2003. Ms. Manidis earned a BS degree in Business Administration, with concentrations in Finance and Management Information Systems, from Drexel University in 2003.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio management team and the ownership of the Trust’s securities by each portfolio manager.

Shareholders should retain this Supplement for future reference.